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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 49400

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CapStone Investments, ~~Inc.~~

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12760 High Bluff Drive, Suite 120

(No. and Street)

San Diego	**CA**	**92130**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Capozza **(858) 875-4500**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

The Landmark @ One Market, 6th Floor	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.**

KC 3/24

OATH OR AFFIRMATION

I, **Steven Capozza**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **CapStone Investments, Inc.** as of **December 31, 2008**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

State of California
County of San Diego

Subscribed and sworn to before me
this ____ day of _________ 2009

SEE ATTACHMENT FOR
OFFICIAL NOTARIZATION

____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control required by SEC Rule 17a-5.
- ☒ (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming exemption from SEC Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California
County of San Diego

Subscribed and sworn to (or affirmed) before me on this 17 (Date) day of March (Month), 2009 (Year), by
(1) Steven Capozza (Name of Signer),
proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)
(and
(2) ______ (Name of Signer),
proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

OFFICIAL SEAL
ROBERT L. PIATT
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 1743880
SAN DIEGO COUNTY
MY COMM. EXP. MAY. 6, 2011
RBG-1

Place Notary Seal Above

Signature [signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: 31 December 2008 Number of Pages: 1

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here

CAPSTONE INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

Harb Levy & Weiland
ACCOUNTANTS CONSULTANTS LLP

Independent Auditors' Report

Board of Directors
CapStone Investments, Inc.

We have audited the accompanying statement of financial condition of CapStone Investments, Inc. (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CapStone Investments, Inc. as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy + Weiland LLP

San Francisco, California
March 16, 2009

The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ▪ www.hlwcpa.com

CAPSTONE INVESTMENTS, INC.
Statement of Financial Condition
December 31, 2008

Assets

Cash	$ 144,084
Commissions receivable	72,294
Deposits at clearing brokers	260,704
Securities owned, at fair value	558,706
Notes receivable	92,773
Employee advances	93,660
Prepaid expenses	26,954
Furniture and equipment, net	53,269
Other	18,474
Total assets	$ 1,320,918

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable	$ 150,343
Accrued liabilities	68,565
Total liabilities	218,908
Stockholders' equity:	
Common stock (10,000,000 shares of no par value authorized; 7,267,441 shares issued and outstanding)	295,000
Retained earnings	807,010
Total stockholders' equity	1,102,010
Total liabilities and stockholders' equity	$ 1,320,918

See Accompanying Notes to Statement of Financial Condition

CAPSTONE INVESTMENTS, INC.
Notes to Statement of Financial Condition
December 31, 2008

1. Business and Summary of Significant Accounting Policies

Business

CapStone Investments, Inc. (the "Company") is a California corporation formed on September 25, 1995. The Company currently has five individual shareholders, all of whom actively participate in the day-to-day operations. Business is conducted primarily from the Company's San Diego, California office.

The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934.

The Company is a fully disclosed broker-dealer that provides securities and derivatives trading and various brokerage firm services to hedge funds, corporations, and institutional investors. Wedbush Morgan Securities, Inc. and J.P. Morgan Clearing Corporation (the "Clearing Brokers") are the Company's custodians and provide clearing services.

Cash

The Company maintains its cash in bank deposit accounts with commercial banks and financial institutions which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

The Company maintains a bank account for the exclusive benefit of customers. At December 31, 2008 the balance in this account was $41,753, which is included in cash on the accompanying statement of financial condition.

Securities Valuation

In connection with certain investment banking activities, the Company may receive or acquire stock or stock warrants exercisable for shares of stock of the issuing company. The securities that are readily marketable are valued at fair value using the last quoted price on the day of valuation while the securities not readily marketable are stated at estimated fair value as determined by management (see Note 8). Among the factors considered by management in determining the fair value of securities are the cost of the security, terms and liquidity, developments since the acquisition of the securities, the sales price of recently issued securities, the financial condition and operating results of the issuer, the long-term business potential of the issuer, and other factors generally pertinent to the valuation of securities. The fair value of these securities is subject to a high degree of volatility and may be susceptible to significant fluctuation in the near term.

1. Business and Summary of Significant Accounting Policies (continued)

Furniture and Equipment

Furniture and equipment is stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over estimated useful lives of five to seven years.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company is not subject to federal or state income taxes. Accordingly, no provisions have been made for federal or state income taxes. Instead, stockholders are taxed on their proportionate share of the Company's taxable income. However, the Company is subject to a franchise tax in the state of California, levied at a corporate level of 1.5%. Any temporary differences arising from recording state taxes are immaterial, and accordingly, do not generate any deferred tax asset or liability.

Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes*, establishes new guidance on recognition and measurement of uncertain tax positions for financial reporting purposes. Management has deferred application of FIN 48 until 2009 pursuant to FASB Staff Position 48-3. Management is currently reviewing any tax positions that would be subject to recognition or measurement under FIN 48. However, management does not expect application of FIN 48 to have a material impact on the financial statements.

Use of Estimates

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America that require management to make estimates and assumptions that affect the amounts and disclosures reported in the statement of financial condition and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

2. Furniture and Equipment, net

Net furniture and equipment includes the following:

Computer and office equipment	$ 26,776
Furniture and fixtures	27,351
Leasehold improvements	7,224
	61,351
Accumulated depreciation	(8,082)
Furniture and equipment, net	$ 53,269

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of combined aggregate debit items as shown in the Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation. At December 31, 2008, the Company had net capital of $306,088, which was $56,088 in excess of its required net capital of $250,000. The Company was not subject to reserve requirements under Rule 15c3-3 during 2008.

4. Commitments

The Company rents its office premises under lease agreements that expire in 2013. The lease agreements provide for a monthly base rent plus a pro rata share of the increase in certain common building operating expenses. Future minimum lease payments under these leases are as follows:

Year Ending December 31	
2009	$ 231,100
2010	221,100
2011	203,800
2012	192,800
2013	48,800
Total	$ 897,600

5. Deposits at Clearing Brokers

Under the Company's clearing agreements, a good faith deposit of $250,000 is required to be held with the clearing brokers. As of December 31, 2008, the Company had $260,704 on deposit with the clearing brokers.

6. Financial Instruments With Off-Balance Sheet Risk and Credit Risk

Cash and securities held by the custodian brokers are insured by the Securities Investor Protection Corporation and by supplemental insurance provided by the brokers. Such insurance protects against loss due to failure of the brokers, but not loss due to unfavorable changes in the fair value of securities. Management does not believe the Company is exposed to undue risk of loss thereon.

The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with its clearing brokers, as well as with other brokers, dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the credit worthiness of the issuer of the instrument. The Company seeks to control its risk by following an established credit approval process and monitoring credit limits.

Notes receivable represents amounts receivable from certain investment banking clients that mature over a period of five to seven years. The Company may be exposed to credit risk in the event these clients do not fulfill their obligations.

7. Pension Plan

The Company sponsors a 401(k) pension plan under which employees may defer a certain percentage of their salary to the plan. The Company can elect to match the employees' contribution at their discretion; however, no election was made for the year ended December 31, 2008.

8. Fair Value of Securities

Securities held by the Company are presented at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

8. Fair Value of Securities (continued)

Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The following table summarizes the Company's fair value hierarchy for those securities measured at fair value on a recurring basis as of December 31, 2008

Fair Value Measurements on a Recurring Basis

Securities Owned	Level 1	Level 2	Level 3	Total
Equities	$ 58,950	$ -	$499,756	$558,706

The following table is a reconciliation of the beginning and ending balances of securities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2008:

Level 3 Securities

Balance at December 31, 2007	$460,337
Unrealized gains related to assets held at year end	37,416
Realized gains related to assets no longer held	132,828
Purchases, issuances, and settlement	2,003
Transfers out	(132,828)
Balance at December 31, 2008	$499,756

The amounts of unrealized gains for the year ended December 31, 2008 included in the table above are all attributable to those assets still held as of December 31, 2008. All Level 3 securities held by the Company at December 31, 2008 were non-marketable.

9. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions (k)(2)(i) and (k)(2)(ii) as all customer transactions are cleared through the clearing brokers on a fully disclosed basis and all customer rebates of commissions are processed through a "Special Bank Account for the Exclusive Benefit of Customers" (the "reserve bank account"). The Company did not maintain a reserve bank account which equaled or exceeded the payables to the customers on December 31, 2008 and subsequent to the date of the financial statements, which is the requirement for the Company's exemption from SEC Rule 15c3-3 provision (k)(2)(i). The Company's current practice is to maintain a receivable from its clearing brokers and fund the reserve bank account upon receipt of payment in the following month. The Company believes that its current practice satisfies the requirement for its exemption from the SEC Rule 15c3-3 provision (k)(2)(i).

10. Capital Transactions

On January 1, 2008, the Company issued 807,494 fully vested shares to two existing shareholders at $0.03 per share. In October 2008, two existing shareholders contributed additional capital totaling $175,000 to the Company. No additional shares were issued in exchange for these contributions.

During 2008, the Company paid dividends totaling $770,000 to the shareholders.

11. Subsequent Event

From January 1, 2009 to March 16, 2009, the Company paid dividends of $39,605 to the shareholders. The Company is still in compliance with the SEC Uniform Net Capital Rule 15c3-1 after these dividend payments.